FAQs / Website

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1.   Why are FPL Group and Entergy merging?

     The merger creates one of the largest, strongest and cleanest energy companies in the nation. It combines two high performance cultures to create a company that will be ranked the:

     -   #1 electric utility serving more than 6.3 million customers
     - #1 power producer with a generating capacity of more than 48,000 megawatts
     -   #2 nuclear power generator with more than 10,000 megawatts
     -   #2 among utilities in market capitalization at $16.4 billion

     The combined company will be one of the nation's largest independent power producers with nearly 10,000 net megawatts.

     Through this combination of two leading companies, we expect to achieve tremendous potential for enhanced performance and accelerated growth. This combination is a perfect fit. Both companies are strong operators, particularly of nuclear and natural gas-fired generation plants, with a relentless focus on system reliability and customer service.

     In addition to the enhanced opportunities in our utility business, we expect our substantial combined independent power projects and marketing and trading organizations to drive higher growth as we are able to increase the amount of competitive energy we sell into key markets.

     In summary, we believe the combination of our complementary strategies, skills, geographies and financial strength will make this an unbeatable combination.

2.   What will shareholders receive when the merger is completed?

     Each holder of FPL Group common stock will receive 1.00 share of the new holding company for each share of FPL Group common stock, and each holder of Entergy common stock will receive 0.585 of a share of the new holding company for each share of Entergy common stock, in a tax-free, stock-for-stock exchange.

     The combined company will have a total enterprise value of $27 billion, ($16.4 billion in equity market capitalization and $10.7 billion in debt and preferred stock) based on the closing stock prices of both companies on Friday, July 28, 2000. Based on the number of common shares currently outstanding, FPL Group shareholders will own 57 percent of the common equity of the combined company, and Entergy shareholders will own 43 percent.



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3.   Will this transaction be immediately accretive?

     The transaction will be immediately accretive to both companies, based on consensus security analysts' earnings estimates.

4.   What is the combined company's expected earnings growth?

     With the combination of revenue enhancement opportunities and the cost synergies, we expect to deliver average annual earnings per share growth of ten percent or more over the next several years fueled by a combination of revenue enhancement opportunities and cost savings. In addition, our strong balance sheet and increased cash flows will enable our new company to pursue profitable growth opportunities.

5.   What will be the combined company's dividend policy?

     The newly combined company expects to pay a dividend that is consistent with FPL Group's current dividend policy. Based on FPL Group's current annual dividend of $2.16 per share, Entergy's shareholders would receive $1.26 per share on an as-converted basis compared to Entergy's current dividend of $1.20 per share.


6.   Will the merger result in savings?

     The combined company expects the merger will provide annual synergies growing from $150 million to $275 million over the first few years after closing. Of the total, the regulated businesses should realize annual cost savings of $110 million to $150 million, derived from eliminating duplicate corporate and administrative positions and programs, as well as procurement economies. The competitive businesses expect annual cost savings and revenue enhancements of $40 million to $125 million. Additionally, the competitive businesses expect to realize annual capital expenditure savings of $50 million to $100 million.


7.   When will the transaction be completed?

     The companies' objective is to complete the transaction within 15 months.


8.   When will shareholders vote on this transaction?

     It is expected that the shareholders will vote on the transaction in the first quarter of 2001. Shareholders will receive proxy materials describing the transaction in detail approximately one month prior to the vote.

9.   What approvals are required to complete the transaction?

     The merger requires the approval of shareholders of both companies, the Securities and Exchange Commission, the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, and the Federal Communications Commission; the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act; and the completion of regulatory procedures in Arkansas, Florida, Louisiana, Mississippi, Texas and the city of New Orleans.




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10.  What will the name of the new company be?

     The company will be named at a later date.


11.  Who will lead the new company?

     James L. Broadhead, chairman and chief executive officer of FPL Group, Inc., will serve as chairman of the combined company, and J. Wayne Leonard, chief executive officer of Entergy Corporation will become president and chief executive officer.


12.  What will be the composition of the board of directors?

     The new company's board of directors, which will include both Mr. Broadhead and Mr. Leonard, will initially consist of 15 members, eight from FPL Group and seven from Entergy.


13.  Where will the corporate headquarters be located?

     The merged company will locate its corporate headquarters in Juno Beach, FL and will have its Utility Group headquarters in New Orleans, LA. Each of the company's six utilities will continue to maintain its headquarters at its present location.

14.  Who can help answer my questions?

     FPL Group shareholders can contact Boston EquiServe at 888-218-4392 or by written correspondence addressed to Boston Equiserve, L.P., P.O. Box 8040, Boston, MA 02266-8040. They can also contact FPL Shareholders Services at (800) 222-4511.

     Entergy shareholders can contact Entergy Investor Relations Department at 800-292-9960 or by written correspondence addressed to Investor Relations Department, Entergy Corporation, P.O. Box 61000, L-ENT-16I, New Orleans, LA 70113.

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